UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date November 12, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Hoi Ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6322
Email: elizabeth.cheek@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Third Quarter 2008 Results

New York, November 12, 2008 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2008.

Highlights for Third Quarter 2008

•	Total revenues increased by 82.9% year-to-year and 12.1% quarter-on-quarter to RMB448.1 million (US$66.0 million).

•	Gross profit increased by 47.8% year-to-year and decreased 1.0% quarter-on-quarter to RMB163.2 million (US$24.0 million).

•	Income from operations increased by 36.6% year-to-year and 1.9% quarter-on-quarter to RMB135.1 million (US$19.9 million).

•	Net income decreased by 14.6% year-to-year and 38.1% quarter-on-quarter to RMB74.7 million (US$11.0 million).

•	Net income excluding share-based compensation expense (non-GAAP) decreased by 3.5% year-to-year and 35.2% quarter-on-quarter to RMB86.1 million (US$12.7 million). (Note 1)

•	Sales volume of biodiesel increased by 44.8% year-to-year and 6.2% quarter-on-quarter to 63,632 tons.

•	Average selling price of biodiesel increased by 40.3% year-to-year and 6.9% quarter-on-quarter to RMB6,344 (US$934.3) per ton.

•	Annual biodiesel production capacity increased by 120,000 tons (or approximately 36 million gallons) year-to-year and remained the same quarter-to-quarter.

•	Cash balance amounted to RMB1,212.3 million (US$178.5 million) with no bank borrowings as of September 30, 2008.

		For the Three months ended
(in US$ thousands, except per share data)		Sep 30, 2007	June 30, 2008	Sep 30, 2008
		(Note 2)	(Note 2)	(Note 2)
Revenues		36,088	58,849	65,987
Gross profit		16,260	24,284	24,042
Income from operations		14,571	19,533	19,902
Net income		12,885	17,792	11,006

Net income per ordinary share - Diluted		0.094	0.106	0.066
Net income per ADS - Diluted		0.188	0.212	0.131
Non-GAAP net income per ADS - Diluted (Note 1)		0.192	0.234	0.151

Gross profit margin (Note 3)		45.1%	41.3%	36.4%
Operating profit margin (Note 3)		40.4%	33.2%	30.2%
Net income margin (Note 3)		35.7%	30.2%	16.7%
Non-GAAP net income margin (Note 1)		36.4%	33.3%	19.2%

Sales volume of biodiesel	tons	43,948	59,921	63,632
Average selling price of biodiesel	RMB/ton	4,521	5,933	6,344
Sales volume of biodiesel by-products	tons	5,822	6,100	5,679
Average selling price of biodiesel by-products	RMB/ton	7,958	7,224	7,815

Note 1: All non-GAAP (“Generally Accepted Accounting Principles”) measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.7899 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit margin, operating profit margin and net income margin represent gross profit, operating profit and net income, respectively, divided by revenues.

“Despite a challenging economic environment due to the global financial crisis and volatile oil prices, Gushan continued to deliver solid revenue growth during the third quarter of 2008,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Although the economic outlook remains uncertain, we believe that Gushan is well positioned to meet the such challenges due to its financial strength and strong market position and we remain confident in the future of China’s biodiesel market.”

Financial Results for the Third Quarter 2008

Revenues

The Company’s revenues amounted to RMB448.0 million (US$66.0 million) for the third quarter of 2008, representing an increase of 82.9% from RMB245.0 million for the third quarter of 2007 and an increase of 12.1% from RMB399.6 million for the second quarter of 2008. The growth in revenues was due to an increase in sales volume and to an increase in the average selling price of the Company’s biodiesel.

The sales volume of biodiesel amounted to 63,632 tons for the third quarter of 2008, representing an increase of 44.8% from 43,948 tons for the third quarter of 2007 and an increase of 6.2% from 59,921 tons for the second quarter of 2008.

The average selling price of biodiesel was RMB6,344 (US$934.3) per ton for the third quarter of 2008, representing an increase of 40.3% from RMB4,521 per ton for the third quarter of 2007 and an increase of 6.9% from RMB5,933 per ton for the second quarter of 2008.

The sales volume of biodiesel by-products amounted to 5,679 tons for the third quarter of 2008, representing a decrease of 2.5% from 5,822 tons for the third quarter of 2007, and a decrease of 6.9% from 6,100 tons for the second quarter of 2008.

The average selling price of biodiesel by-products was RMB7,815 (US$1,151.0) per ton for the third quarter of 2008, representing a decrease of 1.8% from RMB7,958 per ton for the third quarter of 2007 and an increase of 8.2% from RMB7,224 per ton for the second quarter of 2008.

The year-to-year increase in the sales volume of biodiesel was mainly due to the commencement of production at the Company’s Beijing and Shanghai plants, each of which added an additional 50,000 tons to the Company’s annual biodiesel production capacity since January 2008 and June 2008, respectively and an increase of 20,000 tons in the annual production capacity of Gushan’s Sichuan plant since the fourth quarter of 2007. The sequential quarterly increase in sales volume was principally attributed to the fact that the Sichuan plant resumed production at near its full capacity in the third quarter of 2008, following suspending its operations for two weeks as required by local government due to the Sichuan earthquake in the second quarter of 2008, and that the Shanghai plant commenced operations at the end of June 2008. However, due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the Beijing 2008 Olympic and Paralympic games, the Beijing plant temporarily suspended operations from August 1, 2008 to September 20, 2008. As a result of the suspension, the sales volume of the Beijing plant decreased by 56.8% on a sequential quarterly basis.

The increase in the average selling price of biodiesel was attributed to an increase in the retail selling price of diesel, resulting from increases in the guidance price of diesel set by the PRC government in November 2007 and June 2008 coupled with a continuing shortage of diesel supply in China and the Company’s commencement of sales in 2008 of some biodiesel products to chemical companies at higher selling prices than those prevailing in the diesel market.

The overall decrease in sales volume of biodiesel by-products on a year-to-year basis was mainly due to decreased sales volumes of erucic acid and erucic amide resulting from the lower amount of rapeseed content in the feedstock used at the Sichuan plant during the third quarter of 2008 as rapeseed is required to produce these biodiesel by-products. The overall decrease in sales volume of biodiesel by-products on a sequential quarterly basis was mainly due to decreased sales volumes of glycerine, plant asphalt and refined glycerine. The decreased sales volume of glycerine and plant asphalt on a sequential quarterly basis was mainly due to the temporary suspension of production at the Beijing plant.

The average selling prices of all biodiesel by-products increased individually but the average selling price of by-products as a group decreased on a year-to-year basis. This decrease was mainly due to the decrease in sales volume of erucic acid and erucic amide resulting from the lower amount of rapeseed content contained in the feedstock used at the Sichuan plant during the third quarter of 2008, both of which command significantly higher selling prices than other by-products The average selling prices of by-products as a group increased on a sequential quarterly basis as the average selling prices of most individual by-products increased and the sales volume of erucic acid and erucic amide increased. The increase in sales volume of erucic acid and erucic amide was due to Sichuan plant coming back to normal operation in the third quarter from aftermath of the Sichuan earthquake in the second quarter.

Cost of Revenues

Cost of revenues for the third quarter of 2008 totaled RMB284.8 million (US$41.9 million), representing an increase of 110.6% from RMB134.6 million for the third quarter of 2007 and an increase of 21.3% from RMB234.7 million for the second quarter of 2008. This increase was primarily attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil, which increased from RMB1,832 per ton in the third quarter of 2007 and from RMB2,390 in the second quarter of 2008 to RMB2,729 (US$401.9) per ton in the third quarter of 2008 as a result of the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers.

Gross Profit

The Company’s gross profit for the third quarter of 2008 totaled RMB163.2 million (US$24.0 million), representing an increase of 47.8% from RMB110.4 million for the third quarter of 2007 and a decrease of 1.0% from RMB164.9 million for the second quarter of 2008. The Company’s gross profit margin decreased to 36.4% for the third quarter of 2008 from 45.1% for the third quarter of 2007 and 41.3% for the second quarter of 2008. Two major factors principally accounted for the decrease in gross profit margin. First, the average unit costs of the Company’s raw materials increased at a rate higher than that at which its average selling prices increased on both a year-to-year and a sequential quarterly basis. Second, the decrease in sales of the higher margin erucic acid and erucic amide as a proportion of the overall sales declined due to the Company’s addition of biodiesel production capacity in Beijing and Shanghai, where these biodiesel by-products are not produced, and also due to its reduced production of erucic acid and erucic amide in the third quarter of 2008.

Research and Development Expenses

Research and development expenses totaled RMB0.3 million (US$0.1 million) in the third quarter of 2008, representing a stable level compared to RMB0.3 million for the third quarter of 2007 and RMB0.4 million for the second quarter of 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the third quarter of 2008 totaled RMB27.8 million (US$4.1 million), representing an increase from RMB11.1 million for the third quarter of 2007 and a decrease from RMB31.9 million for the second quarter of 2008. The overall increase on a year-to-year basis was mainly due to increases in share-based compensation, professional fees, staff costs and depreciation. Share-based compensation for the third quarter of 2008 amounted to RMB10.8 million (US$1.6 million), representing an increase from RMB1.8 million for the third quarter of 2007, as a result of the share options granted in December 2007, March 2008 and September 2008. Professional fees totaled RMB2.7 million (US$0.4 million), representing an increase from RMB1.6 million in the third quarter of 2007, as a result of the increased need for professional services as a listed company. Staff costs amounted to RMB5.1 million (US$0.8 million), representing an increase from RMB3.7 million for the third of 2007 mainly as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan. Depreciation totaled RMB3.9 million (US$0.6 million), representing an increase from RMB0.4 million in the third quarter of 2007 and an increase from RMB0.9 million in the second quarter of 2008, due to the fact that the Beijing plant’s depreciation were recognized as general and administrative expenses during the temporary suspension of its operations from August 1 to September 20, 2008. The overall decrease in selling, general and administrative expenses on a sequential quarterly basis was mainly due to the professional fees incurred in respect of the proposed follow-on ADS offering in the second quarter of 2008 which was subsequently terminated.

Other Income (Expense)

Interest income for the quarter amounted to RMB7.6 million (US$1.1 million), representing an increase from RMB0.7 million for the third quarter of 2007 and a decrease from RMB9.5 million from the second quarter of 2008. The increase on a year-to-year basis was mainly due to interest earned on the net proceeds of the Company’s initial public offering in December 2007 whereas the decrease on a sequential quarterly basis was due to a lower weighted average interest rate of its cash balance as a result of the changes in the portfolio of currencies and the global downward trend of interest rates in recent months. Interest expense for the third quarter 2008 was resulted from discounting a bill receivable to a commercial bank in the PRC. The Company expects such interest expense to be infrequent in its day-to-day operations.

The Company incurred a foreign exchange loss of RMB44.8 million (US$6.6 million) for the third quarter of 2008, compared to a foreign exchange loss of RMB0.03 million for the third quarter of 2007 and a foreign exchange gain of RMB4.6 million for the second quarter of 2008. The exchange loss resulted from the depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the third quarter of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Due to the swift and severe depreciation of NZ$ and Euro against US$ in October 2008, the Company incurred an additional exchange loss equivalent to approximately US$7.6 million which will be reflected in the Company’s financial statement for the fourth quarter of 2008. Under the current highly volatile market conditions, the Company does not expect to hold cash balances in currencies other than in RMB, HK$ and US$ in the foreseeable future.

In the second quarter of 2008, the Company donated RMB2.0 million to the municipal government of Mianyang for relief efforts following the May 12 earthquake, as a result of which the Company incurred other expense (net) of RMB1.6 million and the Company did not incur such expense in the third quarter of 2008.

Income Tax Expense

Income tax expense for the second and third quarter of 2008 comprised Enterprise Income Tax (“EIT”) and provision for dividend withholding tax, whereas income tax expense for the third quarter of 2007 was purely EIT.

EIT for the third quarter of 2008 amounted to RMB16.7 million, representing an increase of 38.0% from RMB12.1 million for the third quarter of 2007 and a slight decrease of 0.6% from RMB16.8 million for the second quarter of 2008. The increase in EIT on a year-to-year basis was mainly due to the increases in earnings before income tax contributed by Fuijian Gushan, Sichuan Gushan and Handan Gushan and the increase in the applicable EIT rate for Fujian Gushan from 0% in 2007 to 9% in 2008 as a result of the expiration of its tax holidays. The increase was partially offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Handan Gushan from 15% to 12.5% due to the transitional arrangement under the new EIT Law which came into effect from January 1, 2008.

In addition, under the new EIT Law, from January 1, 2008, non-resident enterprises are subject to withholding tax at the rate of 10% (unless reduced by a treaty) on various types of passive income such as dividends derived from sources within the PRC. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion (“China-HK Treaty”), Hong Kong tax residents are entitled to a reduced withholding tax rate of 5%. As all of the Company’s foreign-invested enterprises are directly held by subsidiaries with Hong Kong tax resident status, a rate of 5% is applicable to the calculation of this withholding tax. The Company has made provisions of RMB6.8 million (US$1.0 million) for the third quarter of 2008 and RMB7.5 million (US$1.1 million) for the second quarter of 2008 in respect of withholding tax.

Net Income

The Company’s net income amounted to RMB74.7 million (US$11.0 million) for the third quarter of 2008, representing a decrease of 14.6% from RMB87.5 million for the third quarter of 2007 and a decrease of 38.2% from RMB120.8 million for the second quarter of 2008.

Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB86.1 million (US$12.7 million) for the third quarter of 2008, representing a decrease of 3.5% from RMB89.2 million for the third quarter of 2007 and a decrease of 35.2% from RMB132.9 million for the second quarter of 2008.

Financial Condition

As of September 30, 2008, the Company had working capital of RMB1,170.3 million (US$172.4 million), reflecting total current assets of RMB1,313.1 million (US$193.2 million) and total current liabilities of RMB141.8 million (US$20.9 million). Of the total current assets, the Company had RMB1,212.3 million (US$178.5 million) in cash, represented by RMB574.8 million and Euro1.2 million deposited in licensed commercial banks in the PRC, HK$2.3 million, US$42.1 million, NZ$27.4 million and Euro21.0 million deposited in licensed commercial banks in Hong Kong.

Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

As of November 10, 2008, the Company had no bank borrowings and had a cash balance of RMB1,131.7 million (US$ 166.7 million), represented by RMB559.8 million deposited in licensed commercial banks in the PRC, HK$9.1 million and US$82.6 million deposited in licensed commercial banks in Hong Kong.

Recent Events

On September 1, 2008, the Company granted share options to 27 individuals, including officers, employees and one of the directors of the Company totaling 1,276,000 ordinary shares (638,000 American Depositary Shares) at an exercise price of US$5.30 per ordinary share (as adjusted to US$10.60 per ADS) of the Company. The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The options have been granted pursuant to the Company’s share option scheme adopted in November 2007.

On September 21, 2008, the Company’s Beijing plant resumed operations, following the temporary suspension of operations from August 1, 2008 to September 20, 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the Olympic games.

On November 10, 2008, the Company hosted its 2008 annual general meeting of shareholders, at which Messrs. Kang Nam Chu and Dongming Zhang were re-elected as directors of the Company, KPMG was re-appointed as the independent auditors of the Company for the fiscal year of 2008 and the annual report of the Company, including, among others, the audited financial statements for the year ended December 31, 2007, the auditors’ report and the directors’ report, was adopted and approved.

Business Outlook

Gushan currently operates five production facilities, located in Sichuan, Hebei, Fujian, Beijing and Shanghai in China, with an annual total biodiesel capacity of 290,000 tons, or approximately 87 million gallons. The Company’s new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) and its capacity expansion at the Beijing plant have encountered delays in their construction. As a result, the Company does not expect its annual production capacity to reach 400,000 tons by the end of 2008 as previously estimated. The Chongqing and Hunan plants together with the Company’s Beijing plant expansion are now expected to begin production in the first quarter of 2009. Also, due to such delays and additional repairs and maintenance work required to be carried out in the plants located in Fujian, Hebei and Sichuan, Gushan now estimates that, based on current circumstances and barring any unforeseen events, its total biodiesel production volume in 2008 will be approximately 230,000 tons, or approximately 69 million gallons, instead of 250,000 tons, or 75 million gallons, as previously estimated.

The Company has been closely monitoring the factors affecting its gross margins. Commencing in the fourth quarter of 2008, the average selling price for the Company’s biodiesel has decreased, principally due to declines in the PRC market prices for diesel, while the raw material prices have not decreased. As a result, the Company expects its gross margins in the coming fourth quarter to decline further. The Company believes that the declines in the PRC diesel market prices are linked to recent declines in global oil prices. If average prices for biodiesel continue to decrease and raw materials prices do not decrease at a similar rate, the Company’s gross margins will be adversely affected. The Company is taking steps to address its margins and profitability. For example, the Company is seeking to negotiate price reductions with its current raw materials suppliers. The Company is also actively exploring the development of alternative feedstocks to diversify its raw material sources and obtain more attractive pricing. In addition, the Company is reviewing its 2009 expansion plans and may adjust such plans, depending on pricing trends for biodiesel and raw materials. The Company believes pricing trends for its biodiesel products are impacted by world oil prices, PRC guidance prices for diesel and supply and demand for diesel in the PRC, while pricing trends for raw materials are largely supplier-driven.

Interim Financial Statements

The unaudited condensed consolidated income statements, balance sheets and cash flow statements accompanying this press release have been prepared by management using generally accepted accounting principles in the United States of America (U.S. GAAP). These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2007 balance sheet was derived from audited consolidated financial statements of the Company. Certain amounts in the December 31, 2007 balance sheet have been reclassified to conform with current period presentation.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of September 30, 2008, which was RMB 6.7899 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its third quarter 2008 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on November 12, 2008.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1.800.299.6183

US Toll for International Callers: 1.617.801.9713

Hong Kong Toll: 852.3002.1672

Hong Kong Toll Free: 800.96.3844China Toll Free: 10.800.130.0399

UK Toll Free: 00.800.280.02002

UK Toll for International Callers: 44.207.365.8426

Passcode for all regions: 98458091

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 12:00 a.m. Hong Kong Time) until November 19, 2008 and may be accessed by phone at the following numbers.

US Toll Free: 1.888.286.8010

US Toll for International Callers: 1.617.801.6888

Passcode for all regions: 95149533

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 290,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except share data and number of shares)

	For the Three Month Ended
	September 30, 2007	June 30, 2008	September 30, 2008
	RMB	RMB	RMB	US$
Revenues	245,031	399,579	448,045	65,987

Cost of revenues	134,628	234,695	284,801	41,945

Gross profit	110,403	164,884	163,244	24,042

Operating expenses

Research and development	(339)	(365)	(288)	(42)

Selling, general and administrative	(11,131)	(31,891)	(27,828)	(4,098)

Total operating expenses	(11,470)	(32,256)	(28,116)	(4,140)

Income from operations	98,933	132,628	135,128	19,902

Other income (expense):

Interest income	667	9,538	7,556	1,113

Interest expense	—	—	(73)	(11)

Foreign currency exchange gains (losses)	(29)	4,577	(44,791)	(6,597)

Other income (expense), net	(3)	(1,574)	391	58

Earnings before income tax	99,568	145,169	98,211	14,465

Income tax expense	(12,079)	(24,361)	(23,483)	(3,459)

Net income	87,489	120,808	74,728	11,006

Net income per ordinary share
- Basic	0.707	0.724	0.448	0.066
- Diluted	0.638	0.721	0.446	0.066
Net income per ADS
- Basic	1.414	1.448	0.896	0.132
- Diluted	1.276	1.442	0.892	0.131
Weighted average ordinary shares outstanding
- Basic	123,820,000	166,831,943	166,831,943	166,831,943
- Diluted	137,144,694	167,653,873	167,553,016	167,553,016
Weighted average ADS outstanding
- Basic	61,910,000	83,415,972	83,415,972	83,415,972
- Diluted	68,572,347	83,826,936	83,776,508	83,776,508
Share-based compensation expense included in:-
Cost of revenues	—	547	584	86
Research and development expenses	—	44	44	6
Selling, general and administrative expenses	1,755	11,540	10,772	1,587

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2007	September 30, 2008
	RMB	RMB	US$
ASSETS
Current assets:

Cash	1,380,735	1,212,309	178,546
Accounts receivable	31,110	20,698	3,048
Inventories	31,580	60,110	8,853
Prepaid expenses and other current assets	11,851	10,421	1,535
Deferred income tax assets	—	8,565	1,261

Total current assets	1,455,276	1,312,103	193,243

Property, plant and equipment, net	807,371	1,200,737	176,842
Land use rights	42,812	64,826	9,547
Other assets	4,335	3,623	534

Total assets	2,309,794	2,581,289	380,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	776	5,196	765
Accounts payable for property, plant and equipment and land use rights	52,857	73,216	10,783
Accrued expenses and other payables	55,708	45,521	6,705
Income taxes payable	19,152	17,854	2,629

Total current liabilities	128,493	141,787	20,882

Deferred income tax liabilities	—	19,697	2,901
Deferred income	—	14,030	2,066

Total liabilities	128,493	175,514	25,849

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	1,436,862	1,464,940	215,753
Accumulated other comprehensive loss	(4,412)	(46,321)	(6,822)
Retained earnings	748,850	987,155	145,386

Total shareholders’ equity	2,181,301	2,405,775	354,317

Total liabilities and shareholders’ equity	2,309,794	2,581,289	380,166

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands, except share data and number of shares)

	For the Three Month Ended
	September 30, 2007	June 30, 2008	Sep 30, 2008
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	87,489	120,808	74,728	11,006
Adjustments to reconcile net income to net cash provided by operating activities:				—
Share based compensation	1,755	12,131	11,400	1,679
Depreciation	8,807	16,754	23,221	3,420
Land use right expenses	83	384	338	50
Loss (gain) on disposal fixed assets	—	51	31	5
Foreign currency exchange gain or loss, net	29	(4,577)	44,791	6,597
Change in assets and liabilities				—
Accounts receivables	(4,913)	7,857	6,682	984
Inventories	241	(14,423)	(8,947)	(1,318)
Prepaid expenses and other current assets	(2,897)	61	182	27
Accounts payable	30	(1,012)	1,873	276
Accrued expenses and other payables	4,467	(1,688)	5,230	770
Income tax payable	1,972	7,487	1,360	200
Interest receivable	—	2,426	(336)	(49)
Deferred income	—	17,856	(561)	(83)
Deferred expenses	—	144	145	21

Net cash provided by operating activities	97,063	164,259	160,137	23,585

Cash flows from investing activities				—
Purchase of property, plant and equipment	(73,550)	(131,891)	(57,732)	(8,503)
Payments for land use rights	(10,685)	(1)	(2,321)	(342)

Net cash used in investing activities	(84,235)	(131,892)	(60,053)	(8,845)

Cash flow from financing activities
Payments of dividends	—	(68,401)	—	—
Payments for expenses related to IPO	—	(6,830)	—	—

Net cash used in financing activities	—	(75,231)	—	—

Effect of foreign exchange rate changes	227	(12,534)	(40,329)	(5,939)

Increase (decrease) in cash	13,055	(55,398)	59,755	8,801
Cash at beginning of period	387,423	1,207,952	1,152,554	169,745

Cash at end of period	400,478	1,152,554	1,212,309	178,546

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except share data)

	For the Three Month Ended
	Sep 30, 2007	June 30, 2008	Sep 30, 2008
	RMB	RMB	RMB	US$
GAAP net income	87,489	120,808	74,728	11,006
Share-based compensation	1,755	12,131	11,400	1,679

Non-GAAP net income	89,244	132,939	86,128	12,685

GAAP net income per ADS - Basic	1.414	1.448	0.896	0.132
Share-based compensation per ADS - Basic	0.028	0.146	0.137	0.020

Non-GAAP net income per ADS - Basic	1.442	1.594	1.033	0.152

GAAP net income per ADS - Diluted	1.276	1.442	0.892	0.131
Share-based compensation per ADS - Diluted	0.026	0.144	0.136	0.020

Non-GAAP net income per ADS - Diluted	1.302	1.586	1.028	0.151